Exhibit 99.3

CONSENT OF CHARLES BEAUDRY

The undersigned hereby consents to all references to the undersigned's name included in or incorporated by reference in the Registration Statement on Form F-10 (No. 333-237887), as amended and supplemented, of Metalla Royalty & Streaming, Ltd. (the "Registrant") filed with the United States Securities and Exchange Commission in connection with certain technical and scientific information described therein, including, any prospectus supplement filed pursuant to the Registration Statement.

/s/ Charles Beaudry
Charles Beaudry
June 22, 2020